Rule 424(b)(3)
                                                                File #333-111357
                              PROSPECTUS SUPPLEMENT
                        (to Prospectus dated May 3, 2004)

                               CEL-SCI CORPORATION
                                  Common Stock

     By means of this prospectus, CEL-SCI Corporation is offering to sell 6,402,439 shares of its common stock to a private investor at a price of $0.82 per share. CEL-SCI has agreed to pay Wachovia Capital Markets, LLC, the placement agent for this offering, a cash commission equal to 6% of the total amount raised in this offering. CEL-SCI has also agreed to issue warrants which will allow the Placement Agent to purchase shares of CEL-SCI's common stock. See "Plan of Distribution" for additional information concerning these warrants.

     The securities offered by this prospectus are speculative and involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. For a description of certain important factors that should be considered by prospective investors, see "Risk Factors" beginning on page 5 of the accompanying prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

     CEL-SCI's common stock is traded on the American Stock Exchange under the symbol "CVM". On May 3, 2004 the closing price of CEL-SCI's Common on the American Stock Exchange was $1.08.













              The date of this prospectus supplement is May 4, 2004



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                               PROSPECTUS SUMMARY

THIS SUMMARY IS QUALIFIED BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS.


CEL-SCI

      CEL-SCI Corporation was formed as a Colorado corporation in 1983. CEL-SCI is involved in the research and development of certain drugs and vaccines. MULTIKINE(R), CEL-SCI's first and main product, uses CEL-SCI's proprietary cell culture technologies. CEL-SCI is testing MULTIKINE to determine if it is effective in creating an anti-cancer immune response in head and neck cancer patients, and in HIV-infected women with Human Papilloma Virus induced cervical dysplasia, the precursor stage before the development of cervical cancer. CEL-SCI believes that MULTIKINE has been shown to induce both an anti-cancer immune response and to significantly increase the susceptibility of tumor cells to radiation therapy.

      LEAPS, another technology of CEL-SCI, is being tested by CEL-SCI to determine if it is effective in developing potential treatments and/or vaccines against various diseases. Present target diseases are herpes simplex, malaria and autoimmune myocarditis.

      Using the LEAPS technology, CEL-SCI discovered a peptide, named CEL-1000, which is currently being tested in animals for the prevention/treatment of herpes simplex, malaria, viral encephalitis, smallpox, vaccinia and a number of other indications. CEL-1000 is also being tested as a bio-terrorism agent by the National Institute of Allergy and Infectious Diseases and by the U.S. Army Research Institute of Infectious Diseases.

      Before human testing can begin with respect to a drug or biological product, preclinical studies are conducted in laboratory animals to evaluate the potential efficacy and the safety of a product. Human clinical studies generally involve a three-phase process for marketing approval and a possible fourth phase of post-approval studies. The initial clinical evaluation, Phase I, consists of administering the product and testing for safe and tolerable dosage levels. Phase II trials continue the evaluation of safety and determine the appropriate dosage for the product, identify possible side effects and risks in a larger group of subjects, and provide preliminary indications of efficacy. Phase III trials consist of testing for actual clinical efficacy within an expanded group of patients at geographically dispersed test sites. Phase IV clinical trials are performed if the FDA requires or a company wishes to pursue them. Phase IV studies generally confirm the effectiveness or safety information about the product.

      CEL-SCI has completed Phase II clinical trials with MULTIKINE and believes that it has compiled sufficient data and clinical information to justify one or more Phase III clinical trial for head and neck cancer. CEL-SCI plans to meet with FDA in 2004 to discuss such trials. Depending on the FDA's review of CEL-SCI's data, the FDA may require additional Phase II trials or may concur with CEL-SCI's plans to begin a Phase III clinical trial. CEL-SCI's LEAPS technology is in the pre-clinical stage.


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      CEL-SCI has funded the costs associated with the clinical trials relating to CEL-SCI's technologies, research expenditures and CEL-SCI's administrative expenses with the public and private sales of CEL-SCI's securities and borrowings from third parties, including affiliates of CEL-SCI.

    All of CEL-SCI's products are in the development stage. As of May 3, 2004 CEL-SCI was not receiving any revenues from the sale of MULTIKINE or any other products which CEL-SCI was developing.

      CEL-SCI does not expect to develop commercial products for several years, if at all. CEL-SCI has had operating losses since its inception, had an accumulated deficit of approximately $(87,700,000) at December 31, 2003 and expects to incur substantial losses for the foreseeable future.

      CEL-SCI's executive offices are located at 8229 Boone Blvd., #802, Vienna, Virginia 22182, and its telephone number is (703) 506-9460.

THE OFFERING

Securities Offered:

      6,402,439 shares of common stock are being offered to a private investor at a price of $0.82 per share.

Common Stock Outstanding:  As of May 3, 2004 CEL-SCI had
                          65,533,742 shares of common stock issued and outstanding. The number of outstanding shares does not give effect to shares which may be issued upon the exercise and/or conversion of options, warrants or other convertible securities. If all outstanding warrants and convertible securities were exercised and converted, CEL-SCI would have 80,401,869 outstanding shares of common stock.

Risk Factors:             The purchase of the securities offered by
                          this prospectus involves a high degree of risk. Risk factors include the lack of revenues and history of loss, need for additional capital and need for FDA approval. See the "Risk Factors" section of the accompanying prospectus.

AMEX Symbol:              CVM

Use of Proceeds:          The net proceeds from the sale of the
                          shares offered, after deducting estimated expenses of this offering, will be approximately $4,800,000 and will be used for CEL-SCI's general and administrative expenses, research and clinical trials.

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Forward Looking Statements

      This prospectus contains various forward-looking statements that are based on CEL-SCI's beliefs as well as assumptions made by and information currently available to CEL-SCI. When used in this prospectus, the words "believe", "expect", "anticipate", "estimate" and similar expressions are intended to identify forward-looking statements. Such statements may include statements regarding seeking business opportunities, payment of operating expenses, and the like, and are subject to certain risks, uncertainties and assumptions which could cause actual results to differ materially from projections or estimates. Factors which could cause actual results to differ materially are discussed at length under the heading "Risk Factors". Should one or more of the enumerated risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Investors should not place undue reliance on forward-looking statements, all of which speak only as of the date made.

                              PLAN OF DISTRIBUTION

      Wachovia Capital Markets, LLC, the placement agent, has agreed, subject to the terms and conditions of a placement agent agreement, to place for sale, and CEL-SCI has agreed to grant to the placement agent, the exclusive right to place for sale, up to 7,000,000 shares of CEL-SCI's common stock.

      The placement agent agreement provides that the obligations of the placement agent to place for sale the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The placement agent is obligated to use its commercially reasonable efforts to solicit offers to purchase the shares from CEL-SCI.

      The placement agent may solicit purchases of some or all of the shares directly from the public or from dealers at the public offering price set forth on the cover page of this prospectus supplement or at the public offering price less a concession. Under the placement agent agreement, CEL-SCI has the sole right to accept offers to purchase the shares and may reject any such offer, in whole or in part.

      The placement agent will not acquire shares for its own account.

      In accordance with the terms of the placement agent agreement CEL-SCI sold 6,402,439 shares of its common stock to a private investor for $5,250,000 or $0.82 per share.

      Pursuant to the placement agent agreement, the placement agent will receive from CEL-SCI a cash commission equal to 6% of the gross offering price for the shares sold. CEL-SCI will also pay certain legal fees and other expenses incurred by the placement agent which are estimated to be $75,000.

      The following table shows the fees that CEL-SCI has agreed to pay to the placement agent in connection with this offering.

           Per share           $0.049
           Total               $315,000

      In addition the placement agent will receive warrants to purchase 76,642 shares of CEL-SCI's common stock at a price of $1.37 per share at any time prior to May 4, 2009.

      The placement agent warrants are considered underwriting compensation and have a value of 0.45% as determined by the regulations of the NASD. The placement agent warrants will be restricted from sale, transfer, assignment or hypothecation for a period of 180 days from May 4, 2004, except to officers or partners (but not directors) of the placement agent.

      The placement agent may, from time to time, engage in transactions with and perform services for CEL-SCI in the ordinary course of their business.

      A prospectus in electronic format may be made available on the website maintained by the placement agent. In addition, shares may be placed by the placement agent with securities dealers who resell shares to online brokerage account holders.

      CEL-SCI has agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the placement agent may be required to make because of any of those liabilities.

      It is expected that the closing of this offering will take place on May 4, 2004. CEL-SCI estimates that its portion of the total expenses of this offering will be approximately $150,000.

                             ADDITIONAL INFORMATION

      CEL-SCI is subject to the requirements of the Securities Exchange Act of l934 and is required to file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of any such reports, proxy statements and other information filed by CEL-SCI can be read and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding CEL-SCI. The address of that site is http://www.sec.gov.

      CEL-SCI will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference below (other than exhibits to these documents, unless the exhibits are specifically incorporated by reference into this prospectus). Requests should be directed to:



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                               CEL-SCI Corporation
                             8229 Boone Blvd., #802
                             Vienna, Virginia 22182
                                 (703) 506-9460

      The following documents filed with the Commission by CEL-SCI (Commission File No. 0-11503) are incorporated by reference into this prospectus:

(1) CEL-SCI's Annual Report on Form 10-K for the fiscal year ended September 30, 2003.

(2) CEL-SCI's Annual Report on Form 10-K/A for the fiscal year ended September 30, 2003.

(3) CEL-SCI's Proxy Statement relating to its May 6, 2004 shareholders' meeting.

(4)  CEL-SCI's report on Form 8-K filed on December 3, 2003.

(5)  CEL-SCI's report on Form 10-Q for the three months ended December 31, 2003.

      All documents filed with the Commission by CEL-SCI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      CEL-SCI has filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of l933, as amended, with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to CEL-SCI and such securities, reference is made to the Registration Statement and to the exhibits filed with the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other documents are summaries which are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and related exhibits may also be examined at the Commission's internet site.




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No dealer salesman or other person has been authorized to give any information or to make any representations, other than those contained in this prospectus. Any information or representation not contained in this prospectus must not be relied upon as having been authorized by CEL-SCI. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any state or other jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of CEL-SCI since the date of this prospectus.